SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*



                      STIRLING COOKE BROWN HOLDINGS LIMITED
                                (Name of Issuer)


                         Ordinary Shares, $.25 par value
                         (Title of Class of Securities)


                                    G84951105
                                 (CUSIP Number)





   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                        (Continued on following page(s))

   CUSIP No.           G84951105


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Penelope Atteline Cooke

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]


     3   SEC USE ONLY



     4   CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom

                     5  SOLE VOTING POWER
      NUMBER OF

        SHARES          784,745

                     6  SHARED VOTING POWER
     BENEFICIALLY
                        0
       OWNED BY

         EACH
                     7  SOLE DISPOSITIVE POWER
      REPORTING
                        784,745
        PERSON
                    8   SHARED DISPOSITIVE POWER
         WITH

                        0

    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         784,745


    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                          [_]




    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         8.0%


    12   TYPE OF REPORTING PERSON*

         IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

   Item 1(a).     Name of Issuer:

   Stirling Cooke Brown Holdings Limited


   Item 1(b).     Address of Issuer's Principal Executive Offices:

   Victoria Hall, Third Floor
   11 Victoria Street
   Hamilton HM11, Bermuda


   Item 2(a).     Name of Person Filing:

   Penelope Atteline Cooke


   Item 2(b).     Address of Principal Business Office or, if none,
                  Residence:

   Stirling Cooke Brown Holdings Limited
   Victoria Hall, Third Floor
   11 Victoria Street
   Hamilton HM11, Bermuda


   Item 2(c).     Citizenship:

   United Kingdom


   Item 2(d).     Title of Class or Securities:

   Ordinary Shares, $.25 par value


   Item 2(e).     CUSIP Number:

   G84951105


   Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

   Not applicable

   Item 4.   Ownership.

             (a)  Amount Beneficially Owned:  784,745

             (b)  Percent of Class: 8.0%

             (c)  Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote:  784,745

                  (ii)  shared power to vote or to direct the vote:  0

                  (iii) sole power to dispose or to direct the
                        disposition of:  784,745

                  (iv)  shared power to dispose or to direct the disposition of:  0


   Item 5.   Ownership of Five Percent or Less of a Class.

   Not applicable


   Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

   Not applicable


   Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

   Not applicable


   Item 8.   Identification and Classification of Members of the Group.

   Not applicable


   Item 9.   Notice of Dissolution of Group.

   Not applicable


   Item 10.  Certification.

   Not applicable


                                    SIGNATURE


             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        March 6, 1998
   Date


   /s/ Penelope Atteline Cooke
   Penelope Atteline Cooke